10 9/12

FN 9/15

[redacted]

S 08032486 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 14299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 South Main Street
(No. and Street)

Salt Lake City	Utah	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lyle W. Davis (801) 532-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sorensen, Vance & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3115 E. Lion Lane Suite #220	Salt Lake City	Utah	84121
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 29 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

YEAR ENDED JUNE 30, 2008

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Wilson-Davis & Company, Inc.

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. (a Utah Corporation), as of June 30, 2008, and the related statements of operations, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 14 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

August 27, 2008

OATH OR AFFIRMATION

I, Lyle W. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilson-Davis & Company, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public
JOI STUKER
236 S Main
Salt Lake City, Utah 84101
My Commission Expires
September 10, 2011
State of Utah

Signature

Secretary/Treasurer
Title

Joi Stuker
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2008

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,169,129
Cash segregated in accordance with Federal regulations	3,200,000
Trading securities, at market value	1,509,087
Receivables from broker dealers and clearing organization	430,728
Receivables from customers, net of allowance for doubtful accounts of $25,000	601,905
Receivables from officers and directors	19,831
Advances and prepaid expenses	8,922
Deferred income tax asset	9,800
Total current assets	6,949,402
Cash deposits with clearing organization and other broker dealers	370,123
Furniture, equipment and improvements, at cost, less accumulated depreciation of $310,286	83,063
Deferred income tax asset	6,100
Other assets	31,349
Total assets	$ 7,440,037

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Payables to customers	$ 3,026,013
Payables to officers and directors	146,206
Payables to broker dealers and clearing organization	347,766
Securities sold not yet purchased, at market value	263,284
Trading deposits	375,340
Accounts payable and accrued expenses	130,302
Commissions, payroll and payroll taxes payable	278,345
Income taxes payable	48,938
Capital lease obligation	2,283
Total current liabilities	4,618,477
Long-term liabilities:	
Subordinated borrowings (includes $600,000 from officers and directors)	710,000
Total long-term liabilities	710,000
Total liabilities	5,328,477
Stockholders' equity:	
Common stock, $.10 par value, 1,000,000 shares authorized, 350,000 shares issued and outstanding	35,000
Additional paid-in capital	9,837
Retained earnings	2,066,723
Total stockholders' equity	2,111,560
Total liabilities and stockholders' equity	$ 7,440,037

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2008

Revenues:	
Commissions	$ 5,269,980
Net gains on firm trading accounts	851,757
Interest and dividends	33,424
Other	41,248
Total revenues	6,196,409
Expenses:	
Compensation, payroll taxes and benefits	4,474,593
Communications	798,671
Regulatory, professional fees and related expenses	259,090
Data processing	167,741
Occupancy and equipment	159,942
Clearing costs and transfer fees	44,138
Interest	39,000
Other expense	21,830
Total expenses	5,965,005
Income before income taxes	231,404
Income tax expense	81,660
Net income	$ 149,744

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2008

Cash Flows from Operating Activities:		
Net income		$ 149,744
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	52,043	
Change in allowance for doubtful accounts	15,000	
Change in deferred income taxes	4,600	
Change in asset and liability accounts:		
Net (increase) in cash segregated in accordance with Federal regulations	(1,400,000)	
Net (increase) in marketable securities	(339,812)	
Net decrease in receivables from broker dealers and clearing organization	1,508,654	
Net (increase) in receivables from customers	(217,241)	
Net decrease in receivables from officers and directors	26,753	
Net decrease in advances and prepaid expenses	12,595	
Net decrease in refundable income taxes	35,402	
Net (increase) in cash deposits with clearing organization and other broker dealers	(70,001)	
Net (increase) in other assets	(6,226)	
Net (decrease) in payables to customers	(285,751)	
Net increase in payables to broker dealers	101,065	
Net increase in payables to officers and directors	140,363	
Net increase in securities sold but not yet purchased	131,661	
Net increase in trading deposits	160,251	
Net (decrease) in commissions, payroll and payroll taxes payable	(10,127)	
Net increase in accounts payable and accrued expenses	26,165	
Net increase in income taxes payable	48,938	(65,668)
Net cash provided by operating activities		84,076
Cash Flows from Investing Activities:		
Net cash provided by investing activities		--
Cash Flows from Financing Activities:		
Payments made on capital lease obligations	(29,201)	
Net cash (used in) financing activities		(29,201)
Net increase in cash and cash equivalents		54,875
Cash and cash equivalents at beginning of year		1,114,254
Cash and cash equivalents at end of year		$ 1,169,129

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for:	
Interest	$ 38,151
Income taxes	$ 19,110

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2007	$ 35,000	$ 9,837	$ 1,916,979	$ 1,961,816
Increased by:				
Net income	--	--	149,744	149,744
Balances - June 30, 2008	$ 35,000	$ 9,837	$ 2,066,723	$ 2,111,560

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2008

Subordinated Borrowings; July 01, 2007	$ 710,000
Issuance of new loans	--
Principal payments on loans	--
Subordinated Borrowings; June 30, 2008	$ 710,000

The accompanying notes are an integral part
of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business

The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received. In addition, the Company provides a trading service for other broker dealers that matches buyers and sellers of specific securities.

The Company has operations in Utah, Colorado, New York, Oregon and California. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

b. Securities Transactions

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded at net. (See amount due to or from clearing organization at note 4.)

c. Cash and Cash Equivalents

The Company utilizes a sweep account at its principal bank whereby available funds are invested overnight. Cash equivalents consist of highly liquid investments with an original maturity date of three months or less.

d. Trading Securities

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

e. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on furniture and equipment is provided using accelerated and straight-line methods over expected useful lives of five to seven years. The Company uses accelerated depreciation methods and Internal Revenue Code section 179 expense deduction for tax purposes, when applicable.

f. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Certain amounts due to officers are recognized in different periods for tax and financial accounting purposes due to tax regulations which require certain accrued amounts to shareholders be recognized when paid. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

g. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS

The Company is required by rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2008 was calculated to be $2,751,727. The Company had $2,200,000 cash on deposit in the reserve account, which was $551,727 less than the amount required. On July 1, 2008 the Company deposited $1,000,000 to the reserve account in accordance with the rule which created an excess of $448,273.

3. CUSTOMER RECEIVABLES AND PAYABLES

Accounts receivable from and payable to customers include primarily cash accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Accounts that are deemed uncollectible are written off to bad debt expense.

4. RECEIVABLES AND PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION

At June 30, 2008, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from other broker dealers	$ 414,011	$ --
Due from or to the clearing organization, net	--	240,783
Fails to deliver and receive	16,717	106,983
Totals	$ 430,728	$ 347,766

5. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards.

Income tax expense computed at statutory rates consists of the following:

Federal, state and local income and franchise taxes	$ 77,060
Change in deferred taxes for current year timing differences	4,600
Income tax expense	$ 81,660

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 34 percent as follows:

Computed "expected" federal tax expense	$ 78,677
Computed "expected" state tax expense	11,570
Computed "expected" state tax deduction	(3,934)
Effect of graduated income tax rates	(6,104)
Temporary timing differences	(4,568)
Non-deductible expenses	259
Other	5,760
Income tax expense	$ 81,660

Using the applicable combined Federal and state tax rate of 39%, the deferred tax assets, net of liabilities are as follows:

Deferred tax assets:	Amount	Rate	Tax
Allowance for doubtful accounts – short-term	$ 25,000	39%	$ 9,800
State net operating loss carryforwards	208,950	5%	10,400
Tax depreciation in excess of book depreciation	(11,060)	39%	(4,300)
Net deferred tax assets			$ 15,900

The Company has net operating loss carryforwards available for use in certain states to offset future income taxes in those states. If not used, the tax benefit from these losses will expire at various times depending on state law.

6. LINE OF CREDIT ARRANGEMENT

The Company has entered into a revolving line-of-credit agreement with its bank which permits the Company to borrow up to $250,000 at 1% over the bank's prime lending rate. Borrowings under the agreement are unsecured but are guaranteed by the Company's shareholders. The agreement expires on October 30, 2008. There was no balance outstanding at June 30, 2008.

7. CAPITAL LEASE ARRANGEMENTS

At June 30, 2008, the Company leased equipment with a cost of $9,237 and accumulated depreciation of $6,577 under the terms of the following capital lease agreement:

Equipment lease, due in monthly installments of $296, including interest at 9.348% through February 2009	$ 2,283

Annual minimum lease payments for the year ending June 30, 2009 will be as follows:

Total minimum payments	$ 2,364
Less: amount representing interest	(81)
Present value of net minimum lease payments - all current	$ 2,283

8. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and one branch office. Rent expense of $107,899 was charged to operations during the last fiscal year. The future minimum rental payments required by the office lease agreements in effect at June 30, 2008 are as follows:

Year Ending June 30	Amount
2009	$ 92,496
2010	60,069
2011	26,650
2012	26,975
2013	13,650
Total minimum payments required	$ 219,840

9. RETIREMENT PLANS

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. No profit sharing contribution was charged to operations for the year ended June 30, 2008.

10. RELATED PARTY TRANSACTIONS

a. Officer and director accounts

At June 30, 2008, the amounts due to officers and directors consisted of receivables and payables in security accounts in the amount of $19,831 and $146,206, respectively. Amounts received or paid on these accounts occur in the normal course of business.

b. Subordinated borrowings

Five subordinated loan agreements totaling $600,000 are with officers and directors of the Company (see note 11).

11. SUBORDINATED LOAN AGREEMENTS

The Company has entered into nine subordinated loan agreements totaling $710,000, of which $600,000 is payable to officers and directors of the Company. The agreements have various due dates from August 1, 2008 through March 1, 2009 and provide for interest at 4% to 5.5% per annum. The Company anticipates that all notes will be extended for additional one year periods, unless circumstances or Company requirements change. The loan principal and interest are subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 12). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

12. NET CAPITAL REQUIREMENTS

As a broker dealer the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2008 the Company's net capital was $2,405,681 which was $1,886,181 in excess of the minimum required.

13. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of both market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealer fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Customer transactions are primarily entered in cash accounts. The Company maintains a small number of customer margin accounts. Therefore, the Company's exposure to the credit and market risks associated with margin accounts is limited.

Concentrations of credit risk that arise from financial instruments (whether on and off balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000. To mitigate the risk for excess deposits, the Company maintains a sweep account. However, at June 30, 2008 the Company had approximately $1,037,821 in excess of the FDIC limit.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2008

WILSON-DAVIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2008

Total stockholders' equity		$ 2,111,560
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		25,000
Total stockholders' equity qualified for net capital		2,136,560
Liabilities subordinated to claims of general creditors allowable in computation of net capital		710,000
Total capital and allowable subordinated liabilities		2,846,560
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	158,866	
Aged fails-to-deliver	2,934	
Aged fails-to-receive	454	
Total deductions and/or charges		162,254
Net capital before haircuts on securities positions		2,684,306
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	226,363	
Money market funds	31,148	
Undue concentration	21,114	
Total haircuts		278,625
Net capital		$ 2,405,681

See reconciliation to respondent's unaudited computation on page 15.

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
JUNE 30, 2008

Net capital per respondent's unaudited computation	$ 2,441,313
Net adjustments to stockholders' equity	(24,832)
(Increase) in non-allowable assets	(6,222)
(Increase) in aged fails to deliver and receive	(1,444)
Decrease in haircuts on trading securities	10,110
(Increase) in undue concentration	(13,244)
Net capital per audit	$ 2,405,681

WILSON-DAVIS & COMPANY, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF JUNE 30, 2008

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$ 2,790,588	
Customers' securities failed to receive	201,657	
Credit balances in firm accounts which are attributable to principal sales to customers	18,980	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	1,756	
TOTAL CREDITS		3,012,981
DEBIT BALANCES		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	251,041	
Failed to deliver of customers' securities not older than 30 calendar days	18,293	
Aggregate debit items		269,334
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(8,080)
TOTAL DEBITS		261,254
RESERVE COMPUTATION		
Excess of total debits over total credits		
Excess of total credits over total debits		2,751,727
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period		2,200,000
Amount of deposit (or withdrawal)		1,000,000
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal		$ 3,200,000
Date of deposit or withdrawal		07/01/08

See reconciliation to respondent's unaudited computation on page 17.

WILSON-DAVIS & COMPANY, INC.
RECONCILIATION OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2008

	Debits	Credits
Totals per respondent's unaudited computation	$ 603,725	$ 3,674,245
Increase in unconfirmed securities at transfer in excess of 40 days	--	1,756
(Decrease) in principal shorts to customers	--	(2,220)
Increase (decrease) in customer accounts	24,600	11,118
Increase (decrease) in customer securities failed to deliver/receive	(377,663)	(671,918)
(Increase) in 3% of debit items (alternative method)	10,592	--
Totals per audit	$ 261,254	$ 3,012,981

Note: The Company computes the determination of reserve requirements under rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2008

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to educe to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ 2,939*
Number of items	7*
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes X No____

* One item totaling $1,890 was subsequently reduced to possession or control.

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Wilson-Davis & Company, Inc.

In planning and performing our audit of the financial statements of Wilson-Davis & Company, Inc. (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer, Vance & Company, P.C.

August 27, 2008

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